UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

ARS Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82835W 108

(CUSIP Number)

Kathleen Scott

ARS Pharmaceuticals, Inc.

11682 El Camino Real, Suite 120

San Diego, CA 92130

(858) 771-9307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82835W 108	13D

1.	Name of Reporting Persons The Pratik Shah Living Trust dated June 15, 2011(1)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,219,124 Shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,219,124 Shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,219,124 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.4% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	Pratik Shah, Ph.D. is the Trustee of the Reporting Person.
(2)	Includes 394,570 shares of common stock issuable within 60 days of June 13, 2024 upon the exercise of stock options held by Dr. Shah.
(3)	This percentage is calculated based on 96,895,256 shares of common stock outstanding as of May 6, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2024.

CUSIP No. 82835W 108	13D

Explanatory Note: This Amendment No. 2, which amends the Schedule 13D filed with the Securities and Exchange Commission on November 18, 2022, filed on behalf of The Pratik Shah Living Trust dated June 15, 2011, and amended on June 11, 2024, relates to the common stock, $0.0001 par value per share (the “Common Stock”), of ARS Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

On June 13, 2024, Dr. Shah’s spouse transferred (i) 200,000 shares of Common Stock to Dr. Shah’s father-in-law, and (ii) 1,132,900 shares of Common Stock to The Guide 2024 Irrevocable Trust of which Dr. Shah’s spouse is the settlor.

Item 5.	Interest in Securities of the Issuer.

(a) (b)	The following information with respect to the ownership of Common Stock of the Issuer by the person filing this statement on Schedule 13D is provided as of June 13, 2024:

Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
The Pratik Shah Living Trust dated June 15, 2011	5,219,124	5,219,124	0	5,219,124	0	5,219,124	5.4%

(1)	This percentage is calculated based on 96,895,256 shares of common stock outstanding as of May 6, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2024.
(c)	Except as set forth herein, the Reporting Person has not effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.
(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

CUSIP No. 82835W 108	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2024
Date

/s/ Pratik Shah
Signature

The Pratik Shah Living Trust dated June 15, 2011, by Pratik Shah, Trustee
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)